77C: Submission of matters to a vote of security holders

a. The Fund's annual shareholders meeting was held on April 13, 2007. The results of votes taken among shareholders on the proposals presented at the meeting are listed below.


Proposal 1: To liquidate the Fund in an orderly manner.

                  # of Shares Voted

For		 	    1,000
Against	             	   33,857
Abstain		 	        0
Broker Non-Votes        7,598,498

The proposal to liquidate the Fund did not pass.


Proposal 2: E. Philip Canon and William J. Popejoy, Directors of the Fund standing for reelection, were reelected, and to the best of the Fund's knowledge, there was no solicitation in opposition to these nominees.